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UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 SCHEDULE 13D (Rule 13d-101) Under the Securities Exchange Act of 1934
Manufacturers' Services Limited (Name of Issuer)

Common Stock, $0.01 par value per share
(Including Common Stock issuable upon conversion of
5.25% Series A Convertible Preferred Stock
and upon exercise of Warrants and Options)
(Title of Class of Securities)
565005105 (CUSIP Number)

Onex Corporation
Canada Trust Tower
161 Bay Street — 49th Floor
Toronto, Ontario M5J 2S1 Canada
Attention: Ewout R. Heersink
(416) 362-7711
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
Copies to:
Joel I. Greenberg, Esq. and Lynn Toby Fisher, Esq. Kaye Scholer LLP 425 Park Avenue New York, New York 10022 (212) 836-8000
October 14, 2003 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box    ☐.

Page 1 of 26 pages.
Exhibit Index on page 25.

CUSIP No. 56500 5105	13D	Page 2 of 26 Pages

(1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person ONEX CORPORATION

(2)	Check the Appropriate Box if a Member of a Group*		(a) ☐
(b) ☐

(3) SEC Use Only

(4)	Source of Funds* AF

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization ONTARIO, CANADA

NUMBER OF SHARES	(7)	Sole Voting Power -0 -
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power SEE ITEM 5
PERSON WITH
	(9)	Sole Dispositive Power -0 -

	(10)	Shared Dispositive Power SEE ITEM 5

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person SEE ITEM 5

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
☐

(13)	Percent of Class Represented by Amount in Row (11) SEE ITEM 5

(14)	Type of Reporting Person* CO

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 56500 5105	13D	Page 3 of 26 Pages

(1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person CELESTICA INC.

(2)	Check the Appropriate Box if a Member of a Group*		(a) ☐
(b) ☐

(3) SEC Use Only

(4)	Source of Funds* WC

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization ONTARIO, CANADA

NUMBER OF SHARES	(7)	Sole Voting Power -0 -
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power SEE ITEM 5
PERSON WITH
	(9)	Sole Dispositive Power -0 -

	(10)	Shared Dispositive Power SEE ITEM 5

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person SEE ITEM 5

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
☐

(13)	Percent of Class Represented by Amount in Row (11) SEE ITEM 5

(14)	Type of Reporting Person* CO

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 56500 5105	13D	Page 4 of 26 Pages

(1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person MSL ACQUISITION SUB INC.

(2)	Check the Appropriate Box if a Member of a Group*		(a) ☐
(b) ☐

(3) SEC Use Only

(4)	Source of Funds* AF

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization DELAWARE

NUMBER OF SHARES	(7)	Sole Voting Power -0 -
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power SEE ITEM 5
PERSON WITH
	(9)	Sole Dispositive Power -0 -

	(10)	Shared Dispositive Power SEE ITEM 5

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person SEE ITEM 5

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
☐

(13)	Percent of Class Represented by Amount in Row (11) SEE ITEM 5

(14)	Type of Reporting Person* OO

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 56500 5105	13D	Page 5 of 26 Pages

(1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person GERALD W. SCHWARTZ

(2)	Check the Appropriate Box if a Member of a Group*		(a) ☐
(b) ☐

(3) SEC Use Only

(4)	Source of Funds* AF

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization ONTARIO, CANADA

NUMBER OF SHARES	(7)	Sole Voting Power -0 -
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power SEE ITEM 5
PERSON WITH
	(9)	Sole Dispositive Power -0 -

	(10)	Shared Dispositive Power SEE ITEM 5

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person SEE ITEM 5

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
☐

(13)	Percent of Class Represented by Amount in Row (11) SEE ITEM 5

(14)	Type of Reporting Person* IN

*SEE INSTRUCTION BEFORE FILLING OUT!

SCHEDULE 13D

        This Schedule 13D (this "Statement") is being filed as an original filing with the Securities and Exchange Commission (the "SEC") by Onex Corporation, an Ontario, Canada corporation ("Onex"), Celestica Inc., an Ontario, Canada corporation ("Celestica"), MSL Acquisition Sub Inc., a Delaware corporation and wholly-owned subsidiary of Celestica ("Merger Sub") and Gerald W. Schwartz in connection with (i) that certain Stockholder Agreement, dated as of October 14, 2003, by and among Celestica, Merger Sub and DLS Merchant Banking Funding Inc., DLJ Merchant Banking Partners, L.P., DLJ International Partners, C.V., DLJ Offshore Partners C.V., DLJ First ESC L.P., DLJ ESC II L.P., EMA 2001 Plan, L.P., Dockhards 2001 Plan, L.P., Paradeplatz 2001 Plan, L.P., LSFB 2001 Investors, L.P., Credit Suisse First Boston Private Equity, Inc. and DLJ Merchant Banking, Inc. (collectively, the "CSFB Entities"), (ii) that certain Stockholder Agreement, dated as of October 14, 2003, by and among Celestica, Merger Sub and John Boucher, (iii) that certain Stockholder Agreement, dated as of October 14, 2003, by and among Celestica, Merger Sub and Robert Bradshaw, (iv) that certain Stockholder Agreement, dated as of October 14, 2003, by and among Celestica, Merger Sub and Alan Cormier, (v) that certain Stockholder Agreement, dated as of October 14, 2003, by and among Celestica, Merger Sub and Richard J. Gaynor, (vi) that certain Stockholder Agreement, dated as of October 14, 2003, by and among Celestica, Merger Sub and Sean Lannan, (vi) that certain Stockholder Agreement, dated as of October 14, 2003, by and among Celestica, Merger Sub and Bruce Leasure, (viii) that certain Stockholder Agreement, dated as of October 14, 2003, by and among Celestica, Merger Sub and Albert A. Notini, (ix) that certain Stockholder Agreement, dated as of October 14, 2003, by and among Celestica, Merger Sub and Santosh Rao, (x) that certain Stockholder Agreement, dated as of October 14, 2003, by and among Celestica, Merger Sub and Dewayne Rideout and (xi) that certain Stockholder Agreement, dated as of October 14, 2003, by and among Celestica, Merger Sub and Gerald Campenella. The Stockholder Agreement referred to in clause (i) above is hereinafter referred to as the "CSFB Stockholder Agreement." The Stockholder Agreements referred to in clauses (ii) through (xi) are hereinafter collectively referred to as the "Management Stockholder Agreements" and, together with the CSFB Stockholder Agreement, the "Stockholder Agreements." Messrs. Boucher, Bradshaw, Cormier, Gaynor, Lannan, Leasure, Notini, Rao, Rideout and Campenella are hereinafter collectively referred to as the "Management Stockholders." Based on representations made in the Stockholder Agreements, (A) the CSFB Entities beneficially own (x) 300,000 shares of 5.25% Series A Convertible Preferred Stock, par value $0.001 per share (the "Series A Preferred") of Manufacturers' Services Limited, a Delaware corporation (the "Issuer"), which are convertible into approximately 2,331,000 shares of the Common Stock, par value $0.001 per share ("Common Stock") of the Issuer and (y) warrants to purchase up to an aggregate of 582,751 shares of Common Stock and (z) 16,353,979 shares of Common Stock and (B) the Management Stockholders beneficially own (x) 18,478 shares of Common Stock and (y) options to purchase up to an aggregate of 1,233,643.61 shares of Common Stock. Based on these representations and the representations of the Issuer in the Merger Agreement (defined below) regarding the number of outstanding shares of Common Stock, Series A Preferred Stock and Series B Preferred Stock as of October 14, 2003, the CSFB Entities and the Management

Page 6 of 26 pages.

Stockholders beneficially own approximately 43.75%, in the aggregate, of the outstanding shares of Common Stock on an as converted basis. The Stockholder Agreements were entered into in connection with the signing of an Agreement and Plan of Merger, dated as of October 14, 2003, by and among Celestica, Merger Sub and the Issuer (the "Merger Agreement") providing for the proposed merger (the "Merger") of the Issuer with and into Merger Sub.

Item 1. Security and Issuer.

        This Statement relates to shares of Common Stock, including shares of Common Stock issuable upon conversion of 300,000 shares of the Series A Preferred and upon the exercise of warrants to purchase up to an aggregate of 582,751 shares of Common Stock and options to purchase up to an aggregate of 1,233,643.61 shares of Common Stock. The principal office of the Issuer is located at 300 Baker Avenue, Suite 106, Concord, Massachusetts 01742.

Item 2. Identity and Background.

        This Statement is being filed by Onex, Celestica, Merger Sub and Gerald W. Schwartz. Mr. Schwartz, together with Onex, Celestica and Merger Sub, are the "Reporting Persons."

        Onex is a publicly listed, diversified holding company that operates through autonomous subsidiaries. Onex controls Celestica through its ownership of a majority of the voting rights attaching to all shares of Celestica. The address of the principal business and the principal offices of Onex is 161 Bay Street, P.O. Box 700, Ontario, Canada M5J 2S1.

        Celestica is a leading provider of electronics manufacturing services to original equipment manufacturers worldwide. Merger Sub is a wholly-owned subsidiary of Celestica and was formed to effect the proposed transactions described in Item 4 below and has not engaged in any activities other than those incident to its formation and such proposed transactions. The address of the principal business and the principal offices of both Celestica and Merger Sub is 1150 Eglinton Avenue East, Toronto, Ontario, Canada M3C 1H7.

        The name, business address, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Persons are set forth on Schedule I hereto and are incorporated herein by reference.

        The principal occupation of Mr. Schwartz is the Chairman of the Board, President and Chief Executive Officer of Onex. The business address of Mr. Schwartz is 161 Bay Street, P.O. Box 700, Toronto, Ontario, Canada M5J 2S1. Mr. Schwartz is a citizen of Canada. Mr. Schwartz controls Onex through his ownership of shares with a majority of the voting rights attaching to all shares of Onex.

Page 7 of 26 pages.

        During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        The Reporting Persons are filing this statement jointly, pursuant to the provisions of Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as separate persons and not as members of a group. See Exhibit 1 for their Joint Filing Agreement.

Item 3. Source and Amount of Funds or Other Consideration.

        The Stockholder Agreements have been entered into to secure the support of CSFB Entities and the Management Stockholders for the proposed Merger pursuant to the Merger Agreement. As of the date of this Statement, the Reporting Persons have not paid any funds or other consideration relating to the "beneficial ownership" of Common Stock reported herein.

Item 4. Purpose of Transaction.

        On October 14, 2003, Celestica, Merger Sub and the Issuer entered into the Merger Agreement (attached hereto as Exhibit 2 and incorporated by reference herein). The Merger Agreement provides, among other things, for the acquisition of the Issuer by Celestica. The Merger contemplates that (i) each share of Common Stock then outstanding will be converted into the right to receive a number (which may be less than one) of Parent Subordinate Voting Shares (as defined in the Merger Agreement) equal to the Share Exchange Ratio (as defined in the Merger Agreement), (ii) each share of Series A Preferred and 4.5% Series B Convertible Preferred Stock, par value $0.001 per share, of the Issuer (the "Series B Preferred") then outstanding (other than shares as to which an appraisal demand is properly made under Delaware law ("Dissenting Shares") and other than shares for which a valid Stock Election (as defined in the Merger Agreement) has been made) will be converted into the right to receive an amount in cash equal to $52.50, plus an amount equal to the dividends accrued and unpaid on such share of Series A Preferred or Series B Preferred to the date on which the Merger becomes effective (the "Effective Time"), (iii) each share of Series A Preferred then outstanding for which a valid Stock Election has been made (other than Dissenting Shares) shall be converted into the right to receive a number (which may be less than one) of Parent Subordinate Voting Shares equal to the product of (A) the number of shares of Common Stock into which a share of Series A Preferred is convertible immediately prior to the Effective Time pursuant to its terms and (B) the Share Exchange Ratio, and (iv) each share of Series B Preferred then outstanding for which a valid Stock Election has been made (other than Dissenting Shares) shall be converted into the right to receive (A) an amount in cash equal to $2.25 or, at the election of the Issuer (as directed in writing by Celestica), a number (which may be less than one) of Parent Subordinate Voting Shares equal to the

Page 8 of 26 pages.

product of (x) the number of shares of Common Stock to be issued in satisfaction of the Optional Make Whole Payment (as defined in the terms of the Series B Preferred) and (y) the Share Exchange Ratio and (B) a number (which may be less than one) of Parent Subordinate Voting Shares equal to the product of (x) the number of shares of Common Stock into which a share of Series B Preferred is convertible immediately prior to the Effective Time pursuant to its terms and (y) the Share Exchange Ratio. The Merger is subject to the approval of the Issuer's stockholders, the expiration of antitrust waiting periods and certain other conditions.

        To secure the support of the CSFB Entities and the Management Stockholders for the proposed Merger pursuant to the Merger Agreement, Celestica and Merger Sub have entered into the Stockholder Agreements (attached hereto as Exhibits 3 through 13 and incorporated by reference herein) which are described below:

  CSFB Stockholder Agreement

        Pursuant to the CSFB Stockholder Agreement, during the period beginning on October 14, 2003 and ending on the earlier of (i) the Effective Time and (ii) the termination of the Merger Agreement (the "Agreement Period"), the CSFB Entities have agreed, severally and not jointly, to vote all the shares of Common Stock, Series A Preferred and Series B Preferred of which any of the CSFB Entities is the record owner and any other voting securities of the Issuer acquired by any of the CSFB Entities after the date of the CSFB Stockholder Agreement (whether upon the exercise of warrants, options or other rights, the conversion or exchange of any such shares or convertible or exchangeable securities or by means of purchase, dividend, distribution or otherwise) (collectively, the "CSFB Shares") in favor of approval and adoption of the Merger Agreement, the Merger and all agreements related to the Merger that are specifically contemplated by the Merger Agreement and any actions directly and reasonably related thereto that are specifically contemplated by the Merger Agreement at any meeting or meetings of the stockholders of the Issuer, and at any adjournment thereof or pursuant to action by written consent, at or by which such Merger Agreement, the Merger, such agreements or such other actions, are submitted for the consideration, consent, approval and vote of the stockholders of the Issuer. In addition, each of the CSFB Entities has agreed to vote during the Agreement Period against any proposal that would result in a breach by the Issuer of the Merger Agreement or any action the consummation of which would be reasonably likely to impede, interfere with, delay, postpone or attempt to discourage the Merger.

        Each of the CSFB Entities has irrevocably appointed Merger Sub as proxy for and on behalf of each of the CSFB Entities during the Agreement Period to vote (including, without limitation, the taking of action by written consent) the CSFB Shares, for and in the name, place and stead of the CSFB Entities for the matters and in the manner contemplated above.

        Each of the CSFB Entities has agreed that during the Agreement Period it will not Transfer (as defined in the CSFB Stockholder Agreement), or enter into any contract, option or other

Page 9 of 26 pages.

arrangement or understanding with respect to the Transfer of, any of the CSFB Shares other than pursuant to the terms of the CSFB Stockholder Agreement or the Merger Agreement, (ii) enter into any voting arrangement or understanding with respect to the CSFB Shares (other than the Stockholder Agreement), whether by proxy, voting agreement or otherwise, or (iii) take any action that could make any of its representations or warranties contained in the CSFB Stockholder Agreement untrue or incorrect in any material respect or would have the effect of preventing or disabling any of the CSFB Entities from performing any of its obligations thereunder. Nothing in the CSFB Stockholder Agreement, however, is intended to prohibit the conversion by any of the CSFB Entities of any shares of Series A Preferred or Series B Preferred into Common Stock or the exercise by any of the CSFB Entities of any warrants, and any shares of Common Stock obtained upon such conversion or exercise shall be subject to the CSFB Stockholder Agreement.

        Each of the CSFB Entities has also agreed that during the Agreement Period it will not exercise any rights (including, without limitation, under Section 262 of the General Corporation Law of the State of Delaware) to demand appraisal of any CSFB Shares in connection with the Merger.

        Furthermore, each of the CSFB Entities has agreed that during the Agreement Period it will not, directly or indirectly, (i) solicit or initiate or knowingly encourage or induce or facilitate, the making, submission or announcement of any Acquisition Proposal (as defined in the Merger Agreement) or take any action that could reasonably be expected to lead to an Acquisition Proposal, (ii) furnish any information regarding any of the Acquired Corporations to any Person (as defined in the Merger Agreement) in connection with or in response to an Acquisition Proposal or an inquiry or indication of interest that could reasonably be expected to lead to an Acquisition Proposal, (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal, (iv) approve, endorse or recommend any Acquisition Proposal or (v) enter into any letter of intent or similar document or any contract contemplating or otherwise relating to any Acquisition Transaction (as defined in the Merger Agreement). Notwithstanding the foregoing, if the Board of Directors of the Issuer determines in good faith that a Qualified Acquisition Proposal (as defined in the Merger Agreement) made by any Person is reasonably likely to result in a Superior Proposal (as defined in the Merger Agreement), each of the CSFB Entities shall be permitted to engage in discussions and negotiations with such Person if (1) the Board of Directors of the Issuer has concluded in good faith, after consultation with its outside legal counsel, that such action is required in order to comply with its fiduciary obligations to the stockholders of the Issuer under applicable Legal Requirements (as defined in the Merger Agreement) and (2) the other requirements of the proviso to the first sentence of Section 4.3(a) of the Merger Agreement have been satisfied.

        Finally, each of the CSFB Entities has agreed to grant an irrevocable option (the "Option") to allow Merger Sub to purchase the number of shares of Common Stock (the "Option Shares") set forth below:

Page 10 of 26 pages.

Stockholder	Option Shares (Common Stock)
DLJ Merchant Banking Partners, L.P.	6,354,162
DLJ International Partners, C.V.	2,855,687
DLJ Offshore Partners C.V.	165,406
DLJ Merchant Banking Funding, Inc.	2,503,633
DLJ First ESC L.P.	1,556,845
DLJ ESC II L.P.	8,615
CSFB LLC as nominee for 2001 Plan Investors	80,980

        The Option may be exercised by Merger Sub, as a whole and not in part, at a price of $6.5992 per Option Share subject to adjustment as provided in the CSFB Stockholder Agreement (the "Option Share Purchase Price") during a period commencing upon the termination of the Merger pursuant to Section 9.1(f) of the Merger Agreement and ending 96 hours after such termination. The closing of the Option (the "Option Closing") is conditioned upon (i) the expiration of any waiting periods under any applicable antitrust laws, (ii) no restraining order, injunction or other order, nor any adopted legislation, shall prohibit the consummation of the Option and (iii) that the purchase of all Option Shares shall occur concurrently. If the Option Closing has not occurred within 90 days after the exercise of the Option then, unless such failure results from a failure of any of the CSFB Entities to comply with the CSFB Stockholder Agreement, the Option and the CSFB Stockholder Agreement shall terminate and be of no further force or effect.

        If, after exercising the Option and within six months of the Option Closing, Merger Sub has not consummated a tender offer for the remaining Common Stock or a merger with the Issuer, and Merger Sub receives consideration for some or all of the Option Shares (the "Transferred Shares") in connection with a Third Party Business Combination (as defined in the CSFB Stockholder Agreement), Merger Sub has agreed to promptly pay over to the CSFB Entities (to be allocated among them pro rata) an amount in cash equal to 50% of the excess, if any, of the value of such consideration received over the aggregate Option Share Purchase Price paid for the Transferred Shares. Additionally, if, within six months after purchasing the Option Shares, Merger Sub consummates a tender or exchange offer for the remaining Common Stock or a merger with the Issuer, in either case at a price per share of Common Stock in excess of the Option Share Purchase Price, Merger Sub has agreed to promptly pay over to the CSFB Entities (to be allocated among them pro rata) an amount in cash equal to 50% of the product of (i) the number of Option Shares sold to Merger Sub and (ii) the excess, if any, of the price per share of Common Stock paid in such transaction over the Option Share Purchase Price. If the Option expires unexercised and the CSFB Entities have not consummated a tender offer for the

Page 11 of 26 pages.

remaining Common Stock or consummated a merger with the Issuer, and they receive additional consideration for the Common Stock (the "Transferred Stock") in connection with a Third Party Business Combination during the period commencing 96 hours after termination of the Merger Agreement pursuant to Section 9.1(f) thereof and ending on the six month anniversary thereof, the CSFB Entities have agreed to promptly pay over to Merger Sub an amount in cash equal to 50% of the excess, if any, of the value of such consideration received over the product of (A) the Option Share Purchase Price and (B) the number of shares of Transferred Stock sold by them (the "Overage Payment"). However, the number of shares of Transferred Stock sold by any of the CSFB Entities shall not exceed the number of such CSFB Entity's Option Shares and, if the CSFB Entity sells a greater number of shares of Common Stock than Option Shares, such sales shall be taken into account in the order in which they occur until the number of shares of Common Stock subject to those sales equals the number of such Stockholder's Option Shares and then no further sharing shall be required.

        In the event that any of the consideration to be paid by any CSFB Entity or Merger Sub as described in the foregoing paragraph consists of securities listed on a national securities exchange or traded on the NASDAQ National Market ("Listed Securities"), the per share value of such consideration shall be equal to the closing price per share of such Listed Securities on the date such transaction is consummated. For any consideration in a form other than Listed Securities, the per share value shall be determined in good faith as of the date such transaction is consummated by Merger Sub and the CSFB Entities or, if Merger Sub and the CSFB Entities cannot reach agreement, by a nationally recognized investment banking firm reasonably acceptable to the parties.

        Each of the CSFB Entities has authorized and requested the Issuer to notify its transfer agent that there is a stop transfer order with respect to all of the CSFB Shares. Each of the CSFB Entities has agreed with and covenanted to Celestica that such CSFB Entity will not request the transfer of any certificate representing any of the CSFB Shares, unless such transfer is made in compliance with the CSFB Stockholder Agreement.

        Each of Celestica and Merger Sub has agreed that it will not agree to any material amendment to the Merger Agreement without the prior written consent of each of the CSFB Entities.

        The obligations of each of the CSFB Entities with respect to the agreements on voting, the granting of an irrevocable proxy, the waiver of appraisal rights and the no-solicitation clause will terminate upon the earlier of the Effective Time or the expiration of the Agreement Period. The obligations under the Option regarding the payment of any excess consideration by Merger Sub or the CSFB Entities, as the case may be, will survive termination of the CSFB Stockholder Agreement unless the Effective Time shall have occurred. All other provisions of the CSFB Stockholder Agreement will terminate, and no party shall have any rights or obligations under the CSFB Stockholder Agreement and the CSFB Stockholder Agreement shall become null and void and have no further effect upon the earliest to occur of (a) the Effective Time, (b) the expiration of the period commencing upon the termination of the Merger pursuant to Section 9.1(f) of the Merger Agreement and ending 96 hours

Page 12 of 26 pages.

after such termination without the exercise of the Option, (c) the Option Closing, (d) the expiration of the period commencing upon the exercise of the Option and ending 90 days after such exercise without the occurrence of the Option Closing, unless such failure results from the failure of any of the CSFB Entities to comply with the CSFB Stockholder Agreement, or (e) termination of the Merger Agreement other than pursuant to Section 9.1(f) in the Merger Agreement.

  Management Stockholder Agreements

        Pursuant to the respective Management Stockholder Agreement, during the Agreement Period, each Management Stockholder has agreed to vote all the shares of Common Stock, Series A Preferred and Series B Preferred of which he is the record owner and any other voting securities of the Issuer acquired by him after the date of the respective Management Stockholder Agreement (whether upon the exercise of warrants, options or other rights, the conversion or exchange of any such shares or convertible or exchangeable securities or by means of purchase, dividend, distribution or otherwise) (collectively, the "Management Shares") in favor of approval and adoption of the Merger Agreement, the Merger and all agreements related to the Merger that are specifically contemplated by the Merger Agreement and any actions directly and reasonably related thereto that are specifically contemplated by the Merger Agreement at any meeting or meetings of the stockholders of the Issuer, and at any adjournment thereof or pursuant to action by written consent, at or by which such Merger Agreement, the Merger, such agreements or such other actions, are submitted for the consideration, consent, approval and vote of the stockholders of the Issuer. In addition, each of the Management Stockholders has agreed to vote during the Agreement Period against any proposal that would result in a breach by the Issuer of the Merger Agreement or any action the consummation of which would be reasonably likely to impede, interfere with, delay, postpone or attempt to discourage the Merger.

        Each Management Stockholder has irrevocably appointed Merger Sub as proxy for and on behalf of such Management Stockholder during the Agreement Period to vote (including, without limitation, the taking of action by written consent) his Management Shares, for and in the name, place and stead of such Management Stockholder for the matters and in the manner contemplated above.

        Each Management Stockholder has agreed that during the Agreement Period he will not Transfer, or enter into any contract, option or other arrangement or understanding with respect to the Transfer of, any of his Management Shares other than pursuant to the terms of the respective Management Stockholder Agreement or the Merger Agreement, (ii) enter into any voting arrangement or understanding with respect to his Management Shares (other than the respective Management Stockholder Agreement), whether by proxy, voting agreement or otherwise, or (iii) take any action that could make any of its representations or warranties contained in the respective Management Stockholder Agreement untrue or incorrect in any material respect or would have the effect of preventing or disabling such Management Stockholder from performing any of his obligations thereunder. Nothing in the Management Stockholder Agreements, however, shall be construed to prohibit the conversion by any Management Stockholder of any shares of Series A Preferred or Series B Preferred into Common Stock or the exercise by any Management Stockholder of any options or

Page 13 of 26 pages.

warrants, and any shares of Common Stock obtained upon such conversion or exercise shall be subject to the respective Management Stockholder Agreement.

        Each Management Stockholder has also agreed that during the Agreement Period he will not exercise any rights (including, without limitation, under Section 262 of the General Corporation Law of the State of Delaware) to demand appraisal of any his Management Shares in connection with the Merger.

        Each Management Stockholder has agreed and acknowledged that he will be deemed a Representative (as defined in the Merger Agreement) for purposes of Section 4.3 of the Merger Agreement and has agreed to comply with the restrictions on solicitation, initiation, encouragement, inducement or facilitation of Acquisition Proposals contained therein.

        Each Management Stockholder has authorized and requested the Issuer to notify its transfer agent that there is a stop transfer order with respect to all of his Management Shares. Each Management Stockholder has agreed with and covenanted to Celestica that he will not request the transfer of any certificate representing any of his Management Shares, unless such transfer is made in compliance with the respective Management Stockholder Agreement.

        The obligations of each Management Stockholder with respect to the agreements on voting, the granting of an irrevocable proxy, the waiver of appraisal rights and the no-solicitation clause will terminate upon the earlier of the Effective Time or the expiration of the Agreement Period. All other provisions of the Management Stockholder Agreement will terminate, and no party shall have any rights or obligations under the Management Stockholder Agreement and the Management Stockholder Agreement shall become null and void and have no further effect upon the earliest to occur of (a) the Effective Time (other than with respect to the provisions thereof regarding restrictions on Transfer of Parent Subordinate Voting Shares after the Effective Time) and (b) termination of the Merger Agreement.

  General

        The Reporting Persons' primary intention is to effect the Merger and acquire control of the Issuer. However, the Reporting Persons reserve the right to acquire, prior to the Effective Date, additional shares (the "Additional Shares") of Common Stock in the open market or in privately negotiated transactions, subject to availability of the shares of Common Stock at prices deemed favorable, and other factors and conditions the Reporting Persons deem appropriate. In the event the Reporting Persons do purchase Additional Shares such that the Additional Shares, when taken together with the CSFB Shares and Management Shares, represent a majority of the outstanding shares of Common Stock on an as converted basis (the "Majority Shares"), such Majority Shares will be sufficient for stockholder approval of the Merger without regard to the vote of other stockholders.

        The preceding summary of certain provisions of the Merger Agreement and the Stockholder Agreements is not intended to be complete and is qualified in its entirety by reference to

Page 14 of 26 pages.

the full text of the Merger Agreement and Stockholder Agreements, copies of which are filed as Exhibits hereto and which are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

        (a)    As of October 14, 2003, none of the Reporting Persons owned any shares of Common Stock or securities exchangeable for or convertible into Common Stock. However, based on the representations of the CSFB Entities and the Management Stockholders in the Stockholder Agreements and under the definition of "beneficial ownership" as set forth in Rule 13d-3 under the Exchange Act, the Reporting Persons may be deemed to beneficially own (i) the CSFB Shares which consist of 19,267,730 shares of Common Stock, on an as converted basis and (ii) the Management Shares which consist of 1,252,121.61 shares of Common Stock on an as converted basis, by virtue of the execution of the Stockholder Agreements. Based on the representations of the CSFB Entities and the Management Stockholders in the Stockholder Agreements and the Issuer in the Merger Agreement, the CSFB Shares and Management Shares constitute in the aggregate approximately 43.75% of the outstanding shares of Common Stock, on an as converted basis.

        The Reporting Persons have the shared power to direct the voting of the CSFB Shares and the Management Shares in accordance with the terms of the Stockholder Agreements. By virtue of the proxy granted to Merger Sub pursuant to the Stockholder Agreements as described in Item 4 above, Merger Sub has the power to vote the CSFB Shares and the Management Shares in accordance with the terms of the Stockholder Agreements. If Merger Sub were to exercise the Option, the Reporting Persons would have the sole power to vote all of the Option Shares (which consist of 13,525,328 shares of Common Stock) and sole power to dispose of all of the Option Shares.

        Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Common Stock comprising the CSFB Shares (including, without limitation, the Option Shares) or the Management Shares for purposes of Section 13(d) or 16 of the Exchange Act or for any other purpose and such beneficial ownership is expressly disclaimed.

        (b)    Each Reporting Person may be deemed to have shared power to vote or direct the vote and dispose or direct the disposition of shares of Common Stock comprising the CSFB Shares and Management Shares identified in paragraph (a) above. If Merger Sub were to exercise the Option, the Reporting Persons would have the sole power to vote all of the Option Shares (which consist of 13,525,328 shares of Common Stock) and sole power to dispose of all of the Option Shares.

        (c)    Except as described in above, the Reporting Persons do not, and to the best of their knowledge, none of the persons listed on Schedule I hereto, beneficially own any shares of Common Stock and have not effected any purchase or sale transaction in shares of Common Stock during the 60-day period preceding October 14, 2003.

Page 15 of 26 pages.

        (d)    Unless Merger Sub exercises the Option, none of the Reporting Persons has a right to receive dividends from any CSFB Shares or Management Shares. Unless Merger Sub exercises the Option or a Third Party Business Combination which triggers an Overage Payment shall occur, none of the Reporting Persons has a right to receive proceeds from the sale of any CSFB Shares or Management Shares. If Merger Sub exercises the Option, the Reporting Persons would have the sole right to receive dividends from, or the proceeds from the sale of, Option Shares. If a Third Party Business Combination which triggers an Overage Payment shall occur, the Reporting Persons would have the right to receive a portion of the proceeds from the sale of the Option Shares by the CSFB Entities equal to the Overage Payment as described in Item 4 above.

        (e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        Except as set forth in this Statement, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or listed on Schedule I hereto, and between such persons and any person, with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

        1.    Joint Filing Agreement, dated October 24, 2003, among Onex Corporation, Celestica Inc., MSL Acquisition Sub Inc. and Gerald W. Schwartz, relating to the filing of a joint statement on Schedule 13D.

        2.    Agreement and Plan of Merger, dated as of October 14, 2003, by and among Celestica Inc., MSL Acquisition Sub Inc. and Manufacturers' Services Limited.

        3.    Stockholder Agreement, dated as of October 14, 2003, among Celestica Inc., MSL Acquisition Sub Inc. and DLS Merchant Banking Funding Inc., DLJ Merchant Banking Partners, L.P., DLJ International Partners, C.V., DLJ Offshore Partners C.V., DLJ First ESC L.P., DLJ ESC II L.P., EMA 2001 Plan, L.P., Dockhards 2001 Plan, L.P., Paradeplatz 2001 Plan, L.P., LSFB 2001 Investors, L.P., Credit Suisse First Boston Private Equity, Inc. and DLJ Merchant Banking, Inc.

        4.    Stockholder Agreement, dated as of October 14, 2003, among Celestica Inc., MSL Acquisition Sub Inc. and John Boucher.

        5.    Stockholder Agreement, dated as of October 14, 2003, among Celestica Inc., MSL Acquisition Sub Inc. and Robert Bradshaw.

Page 16 of 26 pages.

        6.    Stockholder Agreement, dated as of October 14, 2003, among Celestica Inc., MSL Acquisition Sub Inc. and Alan Cormier.

        7.    Stockholder Agreement, dated as of October 14, 2003, among Celestica Inc., MSL Acquisition Sub Inc. and Richard J Gaynor.

        8.    Stockholder Agreement, dated as of October 14, 2003, among Celestica Inc., MSL Acquisition Sub Inc. and Sean Lannan.

        9.    Stockholder Agreement, dated as of October 14, 2003, among Celestica Inc., MSL Acquisition Sub Inc. and Bruce Leasure.

        10.    Stockholder Agreement, dated as of October 14, 2003, among Celestica Inc., MSL Acquisition Sub Inc. and Albert A. Notini.

        11.    Stockholder Agreement, dated as of October 14, 2003, among Celestica Inc., MSL Acquisition Sub Inc. and Santosh Rao.

        12.    Stockholder Agreement, dated as of October 14, 2003, among Celestica Inc., MSL Acquisition Sub Inc. and Dewayne Rideout.

        13.    Stockholder Agreement, dated as of October 14, 2003, among Celestica Inc., MSL Acquisition Sub Inc. and Gerald Campenella.

Page 17 of 26 pages.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this Statement is true, complete and correct.

Dated: October 24, 2003

ONEX CORPORATION
By:	/s/ DONALD W. LEWTAS
	Name:	Donald W. Lewtas
	Title:	Authorized Signatory
/s/ DONALD W. LEWTAS Donald W. Lewtas, Authorized Signatory for Gerald W. Schwartz
CELESTICA INC.
By:	/s/ ELIZABETH L. DELBIANCO
	Name:	Elizabeth L. DelBianco
	Title:	Chief Legal Officer
MSL ACQUISITION SUB INC.
By:	/s/ ELIZABETH L. DELBIANCO
	Name:	Elizabeth L. DelBianco
	Title:	President and Treasurer

Page 18 of 26 pages.

SCHEDULE I

        The name, business address, present principal occupation of each director and executive officer of Onex Corporation, Celestica Inc. and MSL Acquisition Sub Inc. are set forth below. All executive officers and directors listed on this Schedule I are Canadian citizens, except as specifically indicated below.

Onex Corporation

Name	Business Address	Present Principal Occupation or Employment
Gerald W. Schwartz	161 Bay Street P.O. Box 700 Toronto, Ontario Canada M5J 2S1	Chairman of the Board, President, Chief Executive Officer and Director
Ewout R. Heersink (Netherlands Citizen)	161 Bay Street P.O. Box 700 Toronto, Ontario Canada M5J 2S1	Managing Director and Chief Financial Officer
Mark L. Hilson	161 Bay Street P.O. Box 700 Toronto, Ontario Canada M5J 2S1	Managing Director
Anthony R. Melman	161 Bay Street P.O. Box 700 Toronto, Ontario Canada M5J 2S1	Managing Director
Christopher A. Govan	161 Bay Street P.O. Box 700 Toronto, Ontario Canada M5J 2S1	Managing Director Taxation
Seth M. Mersky (U.S. Citizen)	161 Bay Street P.O. Box 700 Toronto, Ontario Canada M5J 2S1	Managing Director

Page 19 of 26 pages.

Name	Business Address	Present Principal Occupation or Employment
Donald W. Lewtas	161 Bay Street P.O. Box 700 Toronto, Ontario Canada M5J 2S1	Managing Director
Andrew J. Sheiner	161 Bay Street P.O. Box 700 Toronto, Ontario Canada M5J 2S1	Managing Director
Nigel S. Wright	161 Bay Street P.O. Box 700 Toronto, Ontario Canada M5J 2S1	Managing Director
John S. Elder, Q.C.	1 First Canadian Place 100 King Street West Toronto, Ontario Canada M5X 1B2	Secretary of Onex; Vice Chairman of the law firm of Fraser Milner
Dan C. Casey	Creson Corporation 16 Clarence Square Toronto, Ontario Canada M5V 1H1	Director of Onex; Chairman and Chief Executive Officer of Creson Corporation, an Ontario investment holding company
Donald H. Gales	N/A	Director of Onex
Serge Gouin	Citigroup Global Markets Canada Inc. 630 René-Lévesque Boulevard W. Suite 2450 Montreal, Quebec Canada H3B IS6	Director of Onex; Vice Chairman of Citigroup Global Markets Canada Inc.
Brian M. King	N/A	Director of Onex
J. William E. Mingo, Q.C.	Stewart McKelvey Stirling Scales 1959 Upper Water St. 10th Floor Halifax, Nova Scotia Canada B3J 2X2	Director of Onex; Partner at Stewart McKelvey Stirling Scales, a law firm in Halifax, Nova Scotia

Page 20 of 26 pages.

Name	Business Address	Present Principal Occupation or Employment
J. Robert S. Prichard, O.C.	Torstar Corporation One Yonge Street Toronto, Ontario Canada M5E 1E6	Director of Onex; President and Chief Executive Officer of Torstar Corporation
R. Geoffrey P. Styles	N/A	Director of Onex
Arni C. Thorsteinson	Shelter Canadian Properties Limited 2600-7 Evergreen Place Winnipeg, Manitoba Canada R3L 2T3	Director of Onex; President of Shelter Canadian Properties Limited
Heather M. Reisman	Indigo Books and Music Inc. 468 King St. W. Suite 500 Toronto, Ontario Canada M5V 1L8	Director of Onex; President and CEO of Indigo Books and Music Inc.

Celestica Inc.

Name	Business Address	Present Principal Occupation or Employment
Eugene V. Polistuk	1150 Eglinton Avenue East Toronto, Ontario Canada M3C 1H7	Chief Executive Officer and Chairman of the Board of Directors
J. Marvin MaGee	1150 Eglinton Avenue East Toronto, Ontario Canada M3C 1H7	President and Chief Operating Officer
Anthony P. Puppi	1150 Eglinton Avenue East Toronto, Ontario Canada M3C 1H7	Executive Vice President, Chief Financial Officer and General Manager, Global Services
Elizabeth L. DelBianco	1150 Eglinton Avenue East Toronto, Ontario Canada M3C 1H7	Senior Vice President, Chief Legal Officer and Secretary

Page 21 of 26 pages.

Name	Business Address	Present Principal Occupation or Employment
Robert L. Crandall (U.S. Citizen)	AMR Corporation 5215 N. O'Connor Blvd. Suite 1775 Irving, TX, USA 75039	Lead Director of Celestica
William Etherington		Director of Celestica
Richard S. Love (U.S. Citizen)	28100 Story Hill Lane Los Altos Hills, CA USA 94022	Director of Celestica
Anthony R. Melman	Onex Corporation 161 Bay Street P.O. Box 700 Toronto, Ontario Canada M5J 2SI	Director of Celestica; Managing Director of Onex
Gerald W. Schwartz	Onex Corporation 161 Bay Street P.O. Box 700 Toronto, Ontario Canada M5J 2SI	Director of Celestica; Chairman of the Board, President and Chief Executive Officer of Onex
Charles W. Szuluk	41 Lost Beach Lane Vero Beach, Florida 32963	Director of Celestica
Don Tapscott	Alliance for Converging Technologies 133 King Street East Suite 300 Toronto, Ontario Canada M5C 1G6	Director of Celestica; Chairman of Alliance for Converging Technologies
R. Thomas Tropea	1150 Eglinton Avenue East Toronto, Ontario Canada M3C 1H7	Vice Chair, Global Customer Units and Worldwide Marketing and Business Development
Stephen W. Delaney	4701 Technology Parkway Fort Collins, Colorado 80528	President, Americas

Page 22 of 26 pages.

Name	Business Address	Present Principal Occupation or Employment
N.K. Quek	49/18Moo 5, Tungsulehla Srirache, Chonoburi Thailand 20230	President, Asia
Peter J. Bar	1150 Eglinton Avenue East Toronto, Ontario Canada M3C 1H7	Vice President and Corporate Controller
Arthur P. Cimento	1150 Eglinton Avenue East Toronto, Ontario Canada M3C 1H7	Senior Vice President, Corporate Strategies
Iain S. Kennedy	1150 Eglinton Avenue East Toronto, Ontario Canada M3C 1H7	Group Executive, Global Supply Chain and Information Technology
Donald S. McCreesh	1150 Eglinton Avenue East Toronto, Ontario Canada M3C 1H7	Senior Vice President, Human Resources
Paul Nicoletti	1150 Eglinton Avenue East Toronto, Ontario Canada M3C 1H7	Vice President and Corporate Treasurer
Rahul Suri	1150 Eglinton Avenue East Toronto, Ontario Canada M3C 1H7	Senior Vice President, Corporate Development
F. Graham Thouret	1150 Eglinton Avenue East Toronto, Ontario Canada M3C 1H7	Senior Vice President, Finance

Page 23 of 26 pages.

MSL Acquisition Sub Inc.

Name	Business Address	Present Principal Occupation or Employment
Elizabeth L. DelBianco	1150 Eglinton Avenue East Toronto, Ontario Canada M3C 1H7	Senior Vice President, Chief Legal Officer and Secretary of Celestica; President and Treasurer of MSL
Todd Melendy	1150 Eglinton Avenue East Toronto, Ontario Canada M3C 1H7	Vice President and Secretary
Rahul Suri	1150 Eglinton Avenue East Toronto, Ontario Canada M3C 1H7	Vice President

Page 24 of 26 pages.

INDEX TO EXHIBITS

EXHIBIT
1.	Joint Filing Agreement, dated October 24, 2003, among Onex Corporation, Celestica Inc., MSL Acquisition Sub Inc. and Gerald W. Schwartz, relating to the filing of a joint statement on Schedule 13D.
2.	Agreement and Plan of Merger, dated as of October 14, 2003, by and among Celestica Inc., MSL Acquisition Sub Inc. and Manufacturers' Services Limited.
3.
Stockholder Agreement, dated as of October 14, 2003, among Celestica Inc., MSL Acquisition Sub Inc. and DLS Merchant Banking Funding Inc., DLJ Merchant Banking Partners, L.P., DLJ International Partners, C.V., DLJ Offshore Partners C.V., DLJ First ESC L.P., DLJ ESC II L.P., EMA 2001 Plan, L.P., Dockhards 2001 Plan, L.P., Paradeplatz 2001 Plan, L.P., LSFB 2001 Investors, L.P., Credit Suisse First Boston Private Equity, Inc. and DLJ Merchant Banking, Inc.
4.	Stockholder Agreement, dated as of October 14, 2003, among Celestica Inc., MSL Acquisition Sub Inc. and John Boucher.
5.	Stockholder Agreement, dated as of October 14, 2003, among Celestica Inc., MSL Acquisition Sub Inc. and Robert Bradshaw.
6.	Stockholder Agreement, dated as of October 14, 2003, among Celestica Inc., MSL Acquisition Sub Inc. and Alan Cormier.
7.	Stockholder Agreement, dated as of October 14, 2003, among Celestica Inc., MSL Acquisition Sub Inc. and Richard J Gaynor.
8.	Stockholder Agreement, dated as of October 14, 2003, among Celestica Inc., MSL Acquisition Sub Inc. and Sean Lannan.
9.	Stockholder Agreement, dated as of October 14, 2003, among Celestica Inc., MSL Acquisition Sub Inc. and Bruce Leasure.
10.	Stockholder Agreement, dated as of October 14, 2003, among Celestica Inc., MSL Acquisition Sub Inc. and Albert A. Notini.
11.	Stockholder Agreement, dated as of October 14, 2003, among Celestica Inc., MSL Acquisition Sub Inc. and Santosh Rao.
12.	Stockholder Agreement, dated as of October 14, 2003, among Celestica Inc., MSL Acquisition Sub Inc. and Dewayne Rideout.
13.	Stockholder Agreement, dated as of October 14, 2003, among Celestica Inc., MSL Acquisition Sub Inc. and Gerald Campenella.

Page 25 of 26 pages.

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SCHEDULE 13D
INDEX TO EXHIBITS